

Paw Power, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2018, 2019, and 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Paw Power, Inc.

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2018, 2019 and 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 23rd, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,		
	2018	**2019**	**2020**
ASSETS			
Current Assets			
Cash and Cash Equivalents	13,760	38,274	88,020
Accounts Receivable, net of allowance	865	7,165	9,858
Inventory	43,140	31,715	2,512
Total Current Assets	57,765	77,154	100,390
Non-current Assets			
Intangible Assets: net of Accumulated Amortization	248,611	231,944	215,278
Related Party Loans	1,125	-	16,491
Office Furniture	-	-	3,445
Total Non-Current Assets	249,736	231,944	235,213
TOTAL ASSETS	307,501	309,098	335,603
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	39	25,448	102,102
Current Portion of Long-Term Debt	-	-	320,000
Accrued Interest	3,438	8,521	30,521
Other Liabilities	1,773		
Total Current Liabilities	5,250	33,969	452,623
Related party Loans	25,000	-	-
Convertible Notes	75,000	320,000	320,000
Loans	-	-	20,000
Total Long-Term Liabilities	100,000	320,000	340,000
TOTAL LIABILITIES	105,250	353,969	792,623
EQUITY			
Common Stock	18	18	18
Additional Paid In Capital	299,999	299,999	300,000
Subscription Receivable	(17)	(17)	(17)
Accumulated Deficit	(97,749)	(344,871)	(757,021)
Total Equity	202,251	(44,871)	(457,020)
TOTAL LIABILITIES AND EQUITY	307,501	309,098	335,603

Statement of Operations

	Year Ended December 31,		
	2018	2019	2020
Revenue	16,058	93,923	216,707
Cost of Sales	18,316	58,247	119,608
Gross Profit	(2,258)	35,676	97,099
Operating Expenses			
Advertising and Marketing	21,605	103,762	162,941
General and Administrative	50,888	137,899	330,765
Rent and Lease	10,700	13,811	20,875
Amortization	1,389	16,667	16,667
Total Operating Expenses	84,581	272,139	531,248
Operating Loss	(86,840)	(236,463)	(434,148)
Interest	(5,641)	(10,659)	22,000
Net Loss	(92,480)	(247,122)	(412,148)

Statement of Cash Flows

	Year Ended December 31,		
	2018	2019	2020
OPERATING ACTIVITIES			
Net Income	(92,480)	(247,122)	(412,148)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation			
Amortization	1,389	16,667	16,666
Accounts Payable	39	25,409	76,654
Accrued Interest	3,438	5,083	22,000
Inventory	(43,140)	11,425	29,203
Accounts Receivable	(865)	(6,300)	(2,693)
Other	1,773	(1,773)	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(37,366)	50,511	141,830
Net Cash provided by Operating Activities	(129,846)	(196,611)	(270,319)
INVESTING ACTIVITIES			
Equipment			
Furniture & Fixtures			(3,445)
Net Cash provided by Investing Activities	-	-	(3,445)
FINANCING ACTIVITIES			
Repayments	(15,000)		
Convertible Note Issuances	75,000	220,000	320,000
Related party Loans Proceeds (repayments)	23,875	1,125	(16,491)
Other Loan			20,000
Additional Paid In Capital	49,999		
Other	(763)		
Net Cash provided by Financing Activities	133,111	221,125	323,509
Cash at the beginning of period	10,495	13,760	38,274
Net Cash increase (decrease) for period	3,265	24,514	49,746
Cash at end of period	13,760	38,274	88,020

Statement of Changes in Shareholder Equity

	Common Stock		Subscription Receivable	APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$.00001 Par				
Beginning Balance at 1/1/18	-	-	-	-	(5,269)	(5,269)
Sale of Common Stock	1,800,000	18	(17)	49,999	-	50,001
Assignment of Intellectual Property	750,000	-	-	250,000	-	250,000
Net Loss	-	-	-	-	(92,480)	(92,480)
Ending Balance 12/31/2018	2,550,000	18	(17)	299,999	(97,749)	202,251
Beginning Balance at 1/1/2019	2,550,000	18	(17)	299,999	(97,749)	202,251
Issuance of Common Stock	-	-	-	-	-	
Net Loss	-	-	-	-	(247,122)	(247,122)
Ending Balance 12/31/2019	2,550,000	18	(17)	299,999	(344,871)	(44,871)
Beginning Balance at 1/1/2020	2,550,000	18	(17)	299,999	(344,871)	(44,871)
Issuance of Common Stock	-	-	-	-	-	-
Net Loss	-	-	-	-	(412,148)	(412,148)
Ending Balance 12/31/2020	2,550,000	18	(17)	299,999	(757,019)	(457,019)

Paw Power, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Paw Power, Inc ("the Company") was formed in Delaware on October 31st, 2017. The company earns revenue via wholesale and direct to consumer pet goods such as food, toys, and other peripherals.

The company will conduct a crowdfunding campaign under regulation CF in 2021.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventories

Inventories are stated at the lower of cost or net realizable value.

Intangible Assets

In 2018 the company entered into a technology assignment agreement with a shareholder. The company acquired various Intellectual Property (IP) associated with the Happy Bond brand including but not limited to all copyrights, patent rights, trade secret rights, trademark rights, mask works rights, and database right. In exchange for the IP, the company issued 750K shares of its common stock with a management estimated value of 33 cents per share. See Fair Value of Financial Instruments disclosure below. The company is amortizing the acquisition cost on a straight-line basis over 15 years. Amortization for the financial years reflected herein are below.

Amortization of IP

Year	Cost	Amortization This Period	Accumulated Amortization	Net Book Value
2018	250,000	1,389	1,389	248,611
2019	250,000	16,667	18,056	231,944
2020	250,000	16,889	34,722	215,278

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The IP received by the company was recorded at the fair value of shares issued. Management believes that its common stock was worth 33 cents per share at the time of acquisition. Considering that these are unobservable inputs due to lack of market of similar shares and the uncertainty of the value of the IP acquired, the stock exchanged is considered a level 3 input.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's performance obligation with respect to its shop is the delivery of goods to customers and revenue is recognized at that time.

Revenue Breakdown

Source	2018	2019	2020
Online Direct to consumer	15,998	73,683	155,666
Wholesale	-	16,214	40,523
Other	60	4,027	20,518
Total	16,058	93,923	216,707

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The company purchases inventory from a German affiliate owned by a shareholder. Since the affiliate is not for the primary benefit of the company and does business throughout Germany the decision is made not to consolidate. Management believes that the wholesale prices paid by the company to the affiliate are arms-length.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The company has entered into several convertible note agreements totaling $640K ($320K long term and $320k current) as of December 31st, 2020 for the purposes of funding operations. The interest on the notes were 5%. The notes are convertible into shares of the company's common stock at a 20% discount during a change of control, qualified financing event, or at maturity without a discount which spans 2021 and 2020.

Loan – The company has entered into a loan agreement with a 3rd party for $20k due 2021 which bears no interest. In the event the company is unable to repay the loan at maturity the lender will have the right to participate in 100% of the profits until the loan is repaid.

Debt Principal Maturities 5 Years
Subsequent to 2020

Year	Amount
2021	400,000
2022	260,000
2023	-
2024	-
2025	-
Thereafter	-
Total	660,000

NOTE 6 - EQUITY

The company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 2,550,000 shares were issued and outstanding as of 2020.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 23, 2021, the date these financial statements were available to be issued.

Debt Issuances – The Company has raised $262K in funds via convertible notes with terms similar to those mentioned in Note 5.

Debt Issuances – The company received $400k in cash and $100k in services in exchange for a $500K convertible note with terms similar to that mentioned in Note 5.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.